UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Buildablock Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

12008D108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12008D108

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Morden C. Lazarus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

2,403,545

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

2,403,545

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,403,545[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.1%[2]

12	TYPE OF REPORTING PERSON

IN

1 Includes 100,000 shares issuable pursuant to the exercise of warrants.

2 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 100,000 shares issuable pursuant to the exercise of warrants.

CUSIP No. 12008D108

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Interactive Classified Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,600,000

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,600,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.4%[3]

12	TYPE OF REPORTING PERSON

CO

3 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 100,000 shares issuable pursuant to the exercise of warrants.

ITEM 1.	(a)	Name of Issuer:

Buildablock Corp. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

Buildablock Corp.

759 Square Victoria, Suite 200

Montreal, Quebec, H2Y 2J7, Canada

ITEM 2.	(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of Interactive Classified Corporation and Morden Lazarus (the “Reporting Persons”). Mr. Lazarus may be deemed to have indirect beneficial ownership of securities owned by Interactive Classified Corporation. Mr. Lazarus is the sole owner of Interactive Classified Corporation.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly.

(b)	Address of Principal Business Office:

Both Mr. Lazarus’s and Interactive Classified Corporation’s Principal Business Office address is:

Lazarus Charbonneau

759 Square Victoria, Suite 200

Montreal, Quebec, H2Y 2J7, Canada

(c)	Citizenship:

Mr. Lazarus is a citizen of Canada.

Interactive Classified Corporation is a Canadian Corporation.

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

(e)	CUSIP Number:

12008D108

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

(a)	Amount Beneficially Owned[4]

(a)	Mr. Lazarus – 2,403,545 Shares[5] (of which 1,600,000 Shares are held by Interactive Classified Corporation, a company solely owned by Mr. Lazarus).

(b)	Interactive Classified Corporation – 1,600,000 Shares.

(b)	Percent of Class

(a)	Mr. Lazarus – 11.1%[6]

(b)	Interactive Classified Corporation – 7.4%

(c)	Number of Shares to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote:

Mr. Lazarus has the sole power to vote or direct the vote of 2,403,545 Shares (of which 1,600,000 Shares are held by Interactive Classified Corporation).

Interactive Classified Corporation has the sole power to vote or direct the vote of 1,600,00 Shares.

(ii)	Shared Power to Vote or Direct the Vote:

0 for both Reporting Persons.

(iii)	Sole Power to Dispose or Direct the Disposition of:

Mr. Lazarus has the sole power to dispose or direct the disposition of 2,403,545 Shares (of which 1,600,000 Shares are held by Interactive Classified Corporation).

4 Represents the number of shares held by the Reporting Persons after giving effect to the reverse spilt of the Issuer’s outstanding shares of Common Stock on a one-for-eight basis, which occurred on March 7, 2012.

5 This amount includes 100,000 shares issuable pursuant to the exercise of the warrants.

6 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012, (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012, and (iii) 100,000 shares issuable pursuant to the exercise of warrants.

Interactive Classified Corporation has the sole power to dispose or direct the disposition of 1,600,00 Shares.

(iv)	Shared Power to Dispose or Direct the Disposition of:

0 for both Reporting Persons.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent of Behalf of Another Person

Not applicable.

ITEM 7.	Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2012

/s/ Morden C. Lazarus
Morden C. Lazarus

Interactive Classified Corporation

By:	/s/ Morden C. Lazarus
Name: Morden C. Lazarus
Title: President

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